Exhibit II
NORDIC INVESTMENT BANK
Schedule of External Floating Indebtedness as of December 31, 2006

	Amounts outstanding at	Amounts outstanding at
	December 31, 2006 in	December 31, 2006 in
Currency	Currency of Borrowing	EUR

AUD	81,662.45	48,926.04
CHF	29,600,000.00	18,420,561.33
DKK	81,449,920.37	10,924,077.30
EUR	518,185,837.01	518,185,837.01
ISK	2,100,000.00	22,549.12
MXN	20,000.00	1,399.48
SEK	206,750,340.13	22,869,600.91
SDR	43,380,084.11	49,552,887.28

		620,025,838.47

1